Integrated Rail and Resources Acquisition Corp.

6100 Southwest Boulevard, Suite 320

Fort Worth, Texas 76109

VIA EDGAR

May 21, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Attn: Scott Anderegg and Jennifer-Lopez Molina

RE:	Integrated Rail and Resources Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted April 21, 2021
CIK No. 0001854795

Dear Mr. Anderegg and Ms. Molina:

Integrated Rail and Resources Acquisition Corp., a Delaware corporation (the “Company,” “we,” “our” or “us”), hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated May 18, 2021, regarding the Company’s Draft Registration Statement on Form S-1 submitted to the Commission on April 21, 2021 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comment in bold, and have followed the comment with the Company’s response.

Draft Registration Statement on Form S-1

Risk Factors

Risks Relating to Our Securities

Our amended and restated certificate of incorporation will require, to the fullest extent permitted by law, that derivative actions..., page 67

1.

Your risk factor disclosure appears to suggest that the exclusive forum provision will apply to claims under the Securities Act. In this regard, we note your disclosure that “[u]nless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.” Please revise the risk factor disclosure to ensure consistency with the Certificate of Incorporation filed as exhibit 3.1, which indicates that “the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act, the Securities Act, or any other claim for which the federal courts have exclusive jurisdiction.”

We appreciate the Staff’s comment and advise the Staff that the Company’s Amended & Restated Certificate of Incorporation to be filed as Exhibit 3.2 to the Registration Statement on Form S-1 will be consistent with the disclosure contained in the risk factor noted above and elsewhere in the prospectus regarding the exclusive forum provision.

U.S. Securities and Exchange Commission

May 21, 2021

Principal Stockholders, page 128

2.

Please disclose the natural person or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by DHIP Natural Resources Investments, LLC. Refer to Item 403 of Regulation S-K and Exchange Act Rule 13d-3.

In response to the Staff’s comments, the Company has amended footnote (3) to the Principle Stockholders table on page 128 to include reference to the two entities that beneficially own the shares of the Company held directly by the sponsor. We note, that (i) there are six natural persons who have shared decision-making power, including voting or investment control over shares of the Company held directly by the sponsor (three persons at each of the two entities that are managing members of the sponsor) and (ii) such decisions require unanimous consent among the two managing members pursuant to the operating agreement governing the sponsor. Therefore, there is no natural person or persons that can be deemed a beneficial owner of the shares of the Company held by the sponsor.

The Company believes its view is consistent with the Staff’s position in the Southland Corp. No-Action Letter (August 10, 1987). In the No-Action Letter, the Staff concurred in the view that no individual should be deemed the beneficial owner of shares of common stock held by certain employee benefit plans of The Southland Corporation solely by virtue of the fact that such individual was a trustee of any such plan or a director of the company. Five trustees, who could only act by majority vote, administered each such plan. No trustee could act individually to vote or sell shares held by the plans. We also believe the “rule of three,” as articulated by Romeo & Dye in The Section 16 Deskbook, Summer 2013 edition, in its analysis of beneficial ownership under Section 13(d) of the Securities Exchange Act of 1934, based on the Southland Corp. No-Action Letter, likewise supports our view. As this rule is stated therein, where voting and investment decisions regarding an entity’s portfolio securities are made by three or more individuals, and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals would be deemed a beneficial owner of the entity’s portfolio securities.

We thank the Staff for its review of the foregoing and the Draft Registration Statement. If you have further comments, please feel free to contact Jared Kelly at Jared.Kelly@reedsmith.com or by telephone at (212) 549-4673.

Sincerely,

/s/ Richard Bertel

Richard Bertel

Chief Executive Officer

Integrated Rail and Resources Acquisition Corp.

cc: Jared Kelly, Esq.